UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-41734

Prestige Wealth Inc.

Suite 3201, Champion Tower

3 Garden Road, Central

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

On January 6, 2025, Mr. Hongtao Shi, a director and the chairperson of the board of directors (the “Board”) of Prestige Wealth Inc. (the “Company”), notified the Company of his resignation as a director and the chairperson of the Board, effective January 6, 2025. Mr. Hongtao Shi’s resignation as a director and the chairperson of the Board was due to personal reasons, and was not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

On January 6, 2025, at the recommendation of the Nominating and Corporate Governance Committee of the Company, and the Board appointed, Mr. Kazuho Komoda, the Chief Executive Officer of the Company, to serve as a director and the chairperson of the Board, effective immediately. The appointment intends to fill in the vacancy on the Board created by Mr. Hongtao Shi’s resignation. The biographical information of Mr. Kazuho Komoda is set forth below.

Mr. Kazuho Komoda has been the Company’s Chief Executive Officer since December 2024. Mr. Komoda has more than ten years of experience managerial and operational experience in international business. Mr. Komoda founded Tokyo Bay Management Inc., a wealth management service provided operated in Tokyo in 2024. From 2023 to 2024, Mr. Komoda focused on wealth management business in Japan and accumulated abundant resources in wealth management and family office industry in Japan. From 2020 to 2023, Mr. Komoda was the Chief Executive Officer of The beef company, his Japanese Miyazaki Wagyu family business in Japan, where he was responsible for investment, financing and business development. From 2018 to 2020, Mr. Komoda served as Overseas Partner of Beijing 10 FUND (Beijing) Capital Management Co., Ltd., where he developed overseas fundraising channels, organized overseas cross-over forums for international brand recognition and managed the investment into AI, Education, and Consumer Goods industries. From 2013 to 2018, Mr. Komoda served as Co-founder and Chief Operational Officer of Beijing Alesca Life Technologies Ltd, where he designed and built hydroponic vertical farm in shipping container, found the world’s first FAAS concept product and formed mass production line, raw material supply chain management to create total production to sales model. Previously, Mr. Komoda founded Seoul A.S.K. Partners Co., Ltd., and served as Chief Executive Officer from 2012 to 2013. In addition, Mr. Komoda was overseas sales manager and operation assistant of Tokyo SENKO Advanced Components Limited form 2008 to 2012. Mr. Komoda graduated from Canada McGill University in major of marketing and international business in 2008.

Mr. Kazuho Komoda does not have a family relationship with any director or executive officer of the Company. Mr. Kazuho Komoda was the seller of Tokyo Bay Management Inc, a company incorporated under the laws of the British Virgin Islands, which entered into a share purchase agreement with the Company on November 12, 2024 (the “Transaction”). The total purchase price is US$1,500,000, subject to customary closing purchase price adjustments, in the form of 2,500,000 newly issued Class B ordinary shares of the Company at a price per Class B ordinary share of US$0.60 to Mr. Kazuho Komoda and key employees of Tokyo Bay. The Company will also grant warrants to purchase 1,875,000 Class A ordinary shares of the Company at an exercise price per share equal to US$0.72 to the seller parties. The warrants will become exercisable on the six-month anniversary of the issuance date and will expire on the fifth anniversary from the date on which they become exercisable. The Transaction was completed on December 18, 2024. Mr. Kazuho Komoda will receive 300,000 Class B ordinary shares and warrants to purchase 225,000 Class A ordinary shares of the Company at an exercise price per share equal to US$0.72 upon close of the Transaction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Prestige Wealth Inc.

Date: January 7, 2025	By:	/s/ Kazuho Komoda
	Name:	Kazuho Komoda
	Title:	Chief Executive Officer

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